SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED INDUSTRIAL CORPORATION
(Name of Subject Company)

UNITED INDUSTRIAL CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

910671106
(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland 21030
(410) 628-3500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:
Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.
Proskauer Rose, LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☒
Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

INSTANT INK

        I am pleased to announce that United Industrial Corporation (UIC) has signed a definitive agreement to be acquired by Textron. The UIC Board of Directors approved this transaction in which Textron has agreed to make a cash tender offer for all outstanding shares of UIC common stock at a price of $81 per share.

        The sale is expected to close in the fourth quarter, following the fulfillment of certain regulatory and legal requirements. After the sale, UIC will continue as a wholly owned subsidiary of Textron.

        I have been through this before and if you're like me, the first question is, "will the company and my job be affected?" While there are never any guarantees in life, we were a desirable target because of who we are and what we do and I know that Textron wants that to continue. I expect we will do fine.

        Although this new chapter in our company will involve changes, we have actually changed a lot in the last few years and have grown and become more successful. Textron has an excellent reputation in the marketplace and I believe that our businesses will benefit from the increased market access, greater resources and new opportunities Textron can provide.

        I ask for your patience as we work through the sale process. There are legal and regulatory limitations on what I can say, even internally, during this interim period until we close the deal, but I will keep you posted, to the extent that I can, in INK.com and Fred's corner.

        Please feel free to contact your manager or Human Resources director if you have any questions or concerns.

        Finally, I ask that each of you continue to remain focused on doing what you do exceptionally well—providing equipment and support to our Soldiers, Sailors, Airmen, Marines and Coast Guardsmen. You each have an important job and I appreciate your continued dedication and hard work.

Thanks...fred

Important Information

        THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF UIC'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT TEXTRON INC. INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. UIC WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, UIC STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, UIC STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, UIC OR FROM TEXTRON INC.

Cautionary Statement Regarding Forward-Looking Statements

        This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC nor Textron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

United Industrial Corporation (UIC) Signs Agreement to
be acquired by Textron Inc.

FREQUENTLY ASKED QUESTIONS
October 8, 2007

1.
What about my job? Is it safe?

A.
As you know, we never place job guarantees at any phase of our business, but at this time we have no reason to believe there will be significant changes. Textron is purchasing the Company because of our quality products and services. We are a growing company and we currently have more than 150 job vacancies. We want everyone to continue to focus on doing their job and doing it well. This is what makes the Company successful, and ensures we all have jobs.

2.
Will I have the same pay and benefits—such as medical insurance, vacation, pension, 401(k), etc.?

A.
Textron is a well-respected company and has very competitive pay and benefits. Information about our current pay and benefits has been provided to Textron. We would anticipate that any changes to align our plans to theirs will be reasonable and happen over time. We'll pass along any information as we receive it.

3.
What about the business? Are we going to be relocated?

A.
While there are no details about the transition plan with Textron yet, we don't anticipate that there will be significant changes. We work where we work for a reason and wholesale changes wouldn't make sense.

4.
During this period that we are waiting for the deal to be finalized, will our processes or business stop? Can we still sign contracts and purchase capital equipment etc.?

A.
We will continue to manage our business within our current budgets and plans, using our existing AAI processes. We want, in fact, to keep getting new business, meeting customer needs, and making improvements. However, as always, please inform your supervisor of any unplanned business circumstances that arise. The contract specifies that the business of the company be conducted in the ordinary course, consistent with past practice, maintain its existing relations with customers and suppliers, maintain all material properties and assets in good condition, and maintain in effect all material governmental permits.

5.
How should we answer questions from our customer, vendors or others outside of the Company who ask why we are being sold?

A.
The UIC Board is responsible for maximizing shareholder value and, with that in mind, has been fully supportive of our efforts to make AAI and UIC a bigger, better, more valuable company. Over the last five years this has included exiting the transportation business, making significant investments in new products and facilities, and acquiring important businesses, including Aerosonde, ESL, Symtx and McTurbine. Most recently we sold Detroit Stoker, our last industrial business.

    As part of looking at how to grow, we have had a number of internal discussions about how to move forward in a number of markets that require even more capability, size, or experience than we have. To that end the Company has looked at teaming with, or being a subcontractor, to a number of companies to help us get into other markets. This has included working with international companies on more foreign business, and considering teaming with U.S. companies for larger domestic opportunities.

    At the same time, our continued success in the Defense business apparently attracted interest among a number of larger Defense companies, ultimately resulting in the offer the Board accepted. The Board considered our future as a separate entity, the advantages we would receive by being part of a larger company, the risks and opportunities of the Defense business going forward, and finally, the significant premium being offered for the business. Based on these factors, the Board determined the sale—at that price—to be in the best interests of shareholders, but also, in the best interests of our employees and customers.

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6.
What if I have questions about my specific personal situation?

A.
Please see your supervisor, HR Director or generalist for any personal issues.

7.
When do we expect the deal to be finalized and what is the process that needs to happen between now and closing?

A.
The deal is expected to close during the fourth quarter of 2007. Now that UIC has signed an agreement to sell the company, there are legal conditions, Securities and Exchange Commission (SEC) reviews, other regulatory reviews and further actions that need to be completed.

8.
Will we be kept current on what's happening with the deal?

A.
Yes, to the extent allowed by regulations. At least initially there will be a period in which we have to be careful what we say publicly (even within the Company) because Textron will be issuing a "tender offer" for UIC stock as part of the process. Any information about how the deal is going, how UIC is doing, etc., is considered "inside information" and subject to strict SEC rules to make sure all shareholders are treated equally. We will, however, provide updates when we can. Again, please talk to your supervisor or HR director if you have any questions or concerns.

9.
If I own UIC stock, what should I do?

  Shareholders will be notified how to tender their shares.

  Current Employee Stock Purchase Plan (ESPP) participants will be permitted to participate in the ESPP for two weeks past our signing, or until October 21, 2007. However, you may not increase your payroll deductions or purchase elections.

  Employees who elected UIC stock as their 401(k) investment will have the cash proceeds of the stock sale deposited into their 401(k) Plan accounts after the deal closes. Purchases and sales of UIC stock may continue to occur under the 401(k) Plan until the deal closes.

  Stock Option Plan participants will receive accelerated vesting of their outstanding options and, on the closing, will receive a cash payment equal to the difference between the per share deal price and the exercise price of their options, subject to applicable tax withholding.

  More information will be provided to participants in the ESPP, 401(k) Plan and Stock Option Plans concerning the deal.

2

Important Information

        This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of UIC's common stock will only be made pursuant to an offer to purchase and related materials that Textron Inc. intends to file with the Securities and Exchange Commission. UIC will file a solicitation/recommendation statement with respect to the offer. Once filed, UIC stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, UIC stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials, UIC or from Textron Inc.

Cautionary Statement Regarding Forward-Looking Statements

        This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC nor Textron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

3

Talking Points

All documents released on the subject can be located on the N: drive (N:transfer/!!!!Communications)

  External press release
  INSTANT INK to employees
  Answers to Frequently Asked Questions
  PowerPoint presentation delivered to managers and supervisors

Key Message:

        UIC announced that its Board of Directors has entered into a definitive agreement with Textron Inc. under which Textron will acquire all UIC shares for $81.00 per share in cash.

        The deal is expected to close in the fourth quarter, subject to the fulfillment of certain regulatory and legal requirements.

        Textron has an excellent reputation in the marketplace and our businesses will benefit from the increased market access, greater resources, and new opportunities Textron can provide.

        Although we may experience some changes over the next few months, our business goals remain constant:

  •
  We are focused on providing innovative equipment and exceptional support to Soldiers, Sailors, Airmen, Marines and Coast Guardsmen.

  •
  We expect to grow the business

  •
  We plan to continue to run AAI in a way that makes it the place where people want to work

Please contact your supervisor or Human Resources director with any specific questions or concerns.

1

Important Information

        This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of UIC's common stock will only be made pursuant to an offer to purchase and related materials that Textron Inc. intends to file with the Securities and Exchange Commission. UIC will file a solicitation/recommendation statement with respect to the offer. Once filed, UIC stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, UIC stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials, UIC or from Textron Inc.

Cautionary Statement Regarding Forward-Looking Statements

        This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC nor Textron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

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Fred Strader President and CEO United Industrial Corporation and AAI

Announcement of Company Sale UIC is being acquired by Textron Inc. Terms of sale: $81 per share Transaction form: tender offer followed by merger Deal will most likely be finalized in the fourth quarter of 2007 Why did UIC Board sell? Maximize shareholder value Defense industry consolidation Allows us to continue to grow the company Why did Textron buy us? We’re in attractive businesses We’re doing a good job We have a lot of further potential

Textron Financial Cessna Cessna 38% Industrial E-Z-GO Fluid & Power Greenlee Jacobsen Kautex 26% Finance 7% Bell Bell Helicopter Textron Systems 29% Corp HQ: Providence, RI 40,000 employees in 32 countries 2007 Revenue: ~$12.9 Billion 2010 Revenue: ~$15 - $17 Billion Textron Leading Businesses & Attractive Growth Markets

Caravan Single Engine Citations 5% 15% 3% Used Aircraft Parts, Service & Other 4% 6% CitationShares 67% Cessna $4.9 Billion in Revenues (’07E)

Installed Base: 2,500 OH-58D Kiowa Warrior TH-67 Creek II USCG Eagle Eye VH-71 Marine One Bell Military Products V-22 Osprey AH-1Z Super Cobra UH-1Y Huey ARH-70A

609 412 407 206B3/L4 429 427 430 Installed Base: 10,500 Bell Commercial Products

13% Textron Systems $1.2 Billion in Revenues (’07E) Lycoming Intelligent Battlefield Systems Air Launched Weapons Textron Defense Systems 36% Combat Vehicles Marine Craft Textron Marine & Land Aircraft Engines 20% HR Textron Aircraft and Weapon Subsystems 10% Overwatch Intelligence Products 21%

Industrial $3.3 Billion in Revenues (’07E) E-Z-GO ~$400 million Fluid & Power ~$600 million Greenlee ~$400 million Jacobsen ~$270 million Kautex ~$1.6 billion

 Asset-Based Lending 9% Distribution Finance Aviation Finance Golf Finance Resort Finance Structured Capital 20% 14% 13% 6% Non-Core 1% 37% (% of Managed Finance Receivables as of 6/30/07) Textron Financial Corporation $10.8B Managed Finance Receivables (’07E) Liquidating

Textron - Strong Organic Growth Investing in R&D and Capital to Support Above-Average Growth 2005 - 2009 Investments - Engineering, Research & Development: $2.2 Billion Capital Investments: $2.0 Billion Creating Value

FAQs What about my job? What about my salary and benefits? What about the business? What about our customers and vendors? Will there be any changes? What should I do now? What should I tell people who work for me? If I own UIC stock, what should I do?

Value of Textron Broad-based, diverse company Comfortable with diverse businesses which is us! Understands Defense Understands Aviation We know them Relationship with Bell – UAS and McTurbine Similar customers, but little overlap Similar appreciation for the need for strong customer relationships Similar commitment to innovation Similar appreciation for people Similar interest in strong processes International experience and presence Has been willing to invest in their businesses

Next Actions Communicate sale to your employees and customers Give us feedback on questions and concerns so we can address when we have the info Use documents available on n:drive N:transfer/!!!!communications This PowerPoint presentation Talking Points INSTANT INK (issued this morning) External press release (issued this morning) Due to Securities laws any written communications (including e-mails) on the sale must be vetted through Corporate Communications until the deal closes.

Legal Caution Important Information This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of UIC’s common stock will only be made pursuant to an offer to purchase and related materials that Textron Inc. intends to file with the Securities and Exchange Commission. UIC will file a solicitation/recommendation statement with respect to the offer. Once filed, UIC stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, UIC stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, UIC or from Textron Inc. Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC norTextron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.